

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2009

<u>Via Facsimile (617) 526-5000 and U.S. Mail</u>
Mark G. Borden, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, MA 02109

>   **Re: MKS Instruments, Inc.**
>   **Schedule TO-I**
>   **Filed August 3, 2009**
>   **File No. 5-58011**

Dear Mr. Borden:

We have limited our review of the filing to those issues we have addressed in our comments below. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I

Exhibit 99(a)(1)(A): Offering Memorandum

1.   Your current offer provides a range of hypothetical exchange ratios, each of which will be determined based on the closing price of the company's common stock on the expiration date of the offer. Accordingly, as currently structured, optionholders who tender in your offer will not know whether they are eligible to receive any restricted stock units or the reduced number of restricted stock units until the close of business on the expiration date.   Such information would appear to constitute material terms of the offer. Please supplementally provide us with your analysis of the offer's compliance with Item 4 of Schedule TO and corresponding Item 1004(a) of Regulation M-A.

2.   Please note our previous comment. We note that the offer is scheduled to expire at 11:59 pm on the expiration date. The terms of the offer (i.e., number of RSUs receivable in exchange and whether optionholders will receive any RSUs), will not be known until the close of business on the expiration date. As the filing persons are aware, Rules 13e-4(f)(1)(ii) and 14e-1(b) of the Exchange Act require that you extend the offering period for any increase or decrease in the consideration offered so at least ten business days remain in the offer after the information is first sent to optionholders. If you do not intend to revise the offer in compliance with the time frame set forth in Rule 13e-4(f)(1)(ii), then provide us with a legal analysis explaining how your offer complies with Rules 13e-4(f)(1)(ii) and 14e-1(b). Please cite to relevant no-action letters, staff interpretative positions and any other relevant facts unique to the current offer that you believe support your analysis.

3.   Disclosure on page 3 indicates the company is conducting the offer to incentivize employees who currently hold underwater options with an exercise price of greater than $23.35 and who otherwise meet the eligibility requirements. However, the terms of the offer exclude holders who are otherwise eligible from receiving restricted stock units in exchange for underwater options if, on the date of expiration, the Black Scholes valuation model yields an exchange ratio that would result in less than one RSU being issued to the employee. As such, the offer would appear to potentially differentially and adversely impact optionholders who are similarly situated in that they hold the same class of eligible options.   If you are relying on the global exemptive order applicable to stock option exchanges, please supplementally explain the compensatory purpose served by this exclusion and explain how the offer as structured fits within the parameters set forth in the March 21, 2001 Global Exemptive Order. Your analysis should address how the offer's purposes, as listed on page 18, can be reconciled with the exclusion of certain optionholders. Alternatively, please revise your offer such that it is consistent with the requirements set forth in Exchange Act Rule 13e-4(f)(8) or the parameters set forth in the global exemptive order.

Summary Term Sheet-Questions & Answers, page 1

Who may participate in the offer, page 2

4.   You disclose that employees located outside of the United States, Germany, Japan and
        the United Kingdom are not eligible to participate. Please note that the all-holders
        provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as
        non-U.S. holders. Refer to the interpretive guidance in section II.G.1. of SEC Release
        33-8957. If you are relying on the global exemptive order applicable to employee stock
        option exchanges, please explain in your response letter how the exclusion of employees
        in certain foreign jurisdictions is related to a compensatory purpose, or revise to include
        them in the offer.

Section 7. Conditions to the Offer, page 23

5.   A tender offer may be conditioned on a variety of events and circumstances, provided
        that they are not within the direct or indirect control of the bidder and are drafted with
        sufficient specificity to allow for objective verification whether or not the conditions
        have been satisfied.   In the first bullet point on page 23, a listed condition is that there
        has not been threatened…any action…seeking to …delay completion of the exchange
        offer or otherwise relating to the exchange offer…" (emphasis added). Please clarify the
        condition as it appears to be overly broad.   Similarly, please clarify the statement in the
        last bullet point of conditions on page 25. Would the enactment of "any" rule or
        regulation, whether or not such enactment materially impacted the company or impacted
        the offer, result in a trigger of this condition? As drafted, the condition appears to be
        overly broad. Please revise your disclosure to clarify the circumstances in which this
        condition would be deemed to apply.

6.   Please refer to the last paragraph of this section relating to your failure to exercise any of
        the rights described in this section. Note that when a condition is triggered and you
        decide to proceed with the offer anyway, we believe that this constitutes a waiver of the
        triggered condition(s). Depending on the materiality of the waived condition and the
        number of days remaining in the offer, you may be required to extend the offer and re-
        circulate new disclosure to security holders. You may not, as this language seems to
        imply, simply fail to assert a triggered offer condition and thus effectively waive it
        without officially doing so. Please confirm your understanding in your response letter.

7.   Please see our comment above. When an offer condition is triggered by events that occur
        during the offer period and before the expiration of the offer, the company should inform
        holders of eligible options how it intends to proceed promptly, rather than wait until the
        end of the offer period, unless the condition is one where satisfaction of the condition
        may be determined only upon expiration. Please confirm the company's understanding
        in your response letter.

Section 10. Information Concerning MKS; Financial Information, page 30

8.   Please include all the information required by Item 1010(c) of Regulation M-A.   For example, revise to include disclosure of the ratio of earnings to fixed charges, update the book value per share to reflect the most recent balance sheet information, and if material, pro forma financial information for the relevant periods required.

Section 13. Legal Matter; Regulatory Approvals, page 32

9.   Please supplementally advise us of the circumstances in which you would be prohibited by applicable law from granting RSUs. Please also note our prior comment above regarding the applicability of Exchange Act Rule 13e-4(f)(8) to both U.S. and foreign holders.

Section 15. Extension of the Exchange Offer; Termination; Amendment, page 34

10.   Refer to the language in the second paragraph of this section. You may not terminate or amend an offer by giving only oral notice to option holders. Please revise to clarify.

                                    *   *   *

        As appropriate, please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

    •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

    •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions